STATEMENT REGARDING COMPUTATION PER SHARE EARNINGS

          Earnings per share - basic and earnings per share - diluted have been computed based on weighted average shares outstanding for 1998 and 1997 were $1,813,850 and $1,875,451, respectively. Earnings per share for 1996 has been computed as if the 1,825,050 shares issued at March 29, 1996 had been outstanding for the full year.